SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2021

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended on September 30, 2021, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2021	2Q 2021	% Change Increase	3Q 2020	% Change Increase
Revenue*	Specified Quarter	8,685,880	4,391,259	97.80	4,293,937	102.28
	Cumulative Basis	21,791,101	13,105,221	—	18,981,622	14.80
Operating Income	Specified Quarter	1,092,126	1,050,328	3.98	675,160	61.76
	Cumulative Basis	3,075,966	1,983,840	—	1,847,758	66.47
Income before	Specified Quarter	1,135,340	1,075,986	5.52	675,980	67.95
Income Tax Expense	Cumulative Basis	3,153,088	2,017,748	—	1,709,829	84.41
Net Income	Specified Quarter	824,728	818,384	0.78	521,715	58.08
	Cumulative Basis	2,361,979	1,537,251	—	1,295,748	82.29
Profit to the Equity	Specified Quarter	778,570	752,595	3.45	480,200	62.13
Holders of the Parent Entity	Cumulative Basis	2,198,268	1,419,698	—	1,140,764	92.70

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2021

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the nine-month period ended on September 30, 2021, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2021	2Q 2021	% Change Increase	3Q 2020	% Change Increase
Revenue*	Specified Quarter	7,942,808	3,722,248	113.39	3,924,278	102.40
	Cumulative Basis	19,703,102	11,760,294	—	17,760,315	10.94
Operating Income	Specified Quarter	932,702	881,944	5.76	621,882	49.98
	Cumulative Basis	2,587,985	1,655,283	—	1,659,512	55.95
Income before	Specified Quarter	975,148	903,928	7.88	625,609	55.87
Income Tax Expense	Cumulative Basis	2,662,503	1,687,355	—	1,529,526	74.07
Net Income	Specified Quarter	709,669	691,974	2.56	483,719	46.71
	Cumulative Basis	1,993,395	1,283,726	—	1,165,792	70.99
Profit to the Equity	Specified Quarter	707,080	690,268	2.44	480,705	47.09
Holders of the Parent Entity	Cumulative Basis	1,986,718	1,279,638	—	1,158,642	71.47

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 25, 2021	By: /s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Senior Managing Director